                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           PROVIDENT COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Common Stock, par value $1.00 per shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 743862 10 4
                    ---------------------------------------
                                 (CUSIP Number)

   Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square,
                Chattanooga, Tennessee 37402-2500, (423) 756-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 27, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.)(See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Hugh O. Maclellan, Jr.
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]
3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                7   SOLE VOTING POWER:  2,223,843
  SHARES
BENEFICIALLY              8   SHARED VOTING POWER:  16,479,318
 OWNED BY
   EACH                   9   SOLE DISPOSITIVE POWER:  1,352,147
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER:  17,351,014

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         18,703,161

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.9%

14       TYPE OF REPORTING PERSON:  IN





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON: The Maclellan Foundation, Inc.
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON: 62-6041468

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                           (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

    NUMBER OF            7    SOLE VOTING POWER:  8,027,156
     SHARES
  BENEFICIALLY           8    SHARED VOTING POWER: -0-
    OWNED BY
      EACH               9    SOLE DISPOSITIVE POWER:  8,027,156
   REPORTING
  PERSON WITH           10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,027,156

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.0%

14       TYPE OF REPORTING PERSON: CO





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1 NAME OF REPORTING PERSON: R. J. Maclellan Trust for The Maclellan Foundation, Inc.
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON: 62-6037023

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[ ]
                                                           (b)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

  NUMBER OF         7    SOLE VOTING POWER:  3,440,889
   SHARES
 BENEFICIALLY       8    SHARED VOTING POWER: -0-
  OWNED BY
    EACH            9    SOLE DISPOSITIVE POWER:  3,440,889
  REPORTING
 PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,440,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%

14       TYPE OF REPORTING PERSON: CO





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Kathrina H. Maclellan
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

  NUMBER OF                 7  SOLE VOTING POWER:  1,383,359
   SHARES
 BENEFICIALLY               8  SHARED VOTING POWER:  7,801,972
   OWNED BY
     EACH                   9  SOLE DISPOSITIVE POWER:  1,383,359
  REPORTING
 PERSON WITH               10  SHARED DISPOSITIVE POWER:  15,829,128

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         17,212,487

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.7%

14       TYPE OF REPORTING PERSON: IN

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Robert H. Maclellan
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                 7  SOLE VOTING POWER:  241,053
  SHARES
BENEFICIALLY               8  SHARED VOTING POWER:  1,339,511
 OWNED BY
   EACH                    9  SOLE DISPOSITIVE POWER:  241,053
 REPORTING
PERSON WITH               10  SHARED DISPOSITIVE POWER:  9,366,667

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         9,607,720

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.3%

14       TYPE OF REPORTING PERSON:  IN





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Dudley Porter, Jr.
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                 7  SOLE VOTING POWER:  2,680
  SHARES
BENEFICIALLY               8  SHARED VOTING POWER:  4,763,244
 OWNED BY
   EACH                    9  SOLE DISPOSITIVE POWER:  2,680
 REPORTING
PERSON WITH               10  SHARED DISPOSITIVE POWER:  4,763,244

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,765,924

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

14       TYPE OF REPORTING PERSON:  IN





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Frank A. Brock
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                 7  SOLE VOTING POWER:  965
  SHARES
BENEFICIALLY               8  SHARED VOTING POWER:  392,706
 OWNED BY
   EACH                    9  SOLE DISPOSITIVE POWER:  965
 REPORTING
PERSON WITH               10  SHARED DISPOSITIVE POWER:  8,419,862

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,420,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.6%

14       TYPE OF REPORTING PERSON:  IN





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  G. Richard Hostetter
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                 7  SOLE VOTING POWER:  1,500
  SHARES
BENEFICIALLY               8  SHARED VOTING POWER:  -0-
 OWNED BY
   EACH                    9  SOLE DISPOSITIVE POWER:  1,500
 REPORTING
PERSON WITH               10  SHARED DISPOSITIVE POWER:  8,027,156

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,028,656

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.0%

14       TYPE OF REPORTING PERSON:  IN





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

                                  SCHEDULE 13D


CUSIP NO. 743862 10 4

1        NAME OF REPORTING PERSON:  Ronald W. Blue
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)[  ]
                                                             (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  Not Applicable

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                             [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

 NUMBER OF                 7  SOLE VOTING POWER:  -0-
  SHARES
BENEFICIALLY               8  SHARED VOTING POWER:  -0-
 OWNED BY
   EACH                    9  SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH               10  SHARED DISPOSITIVE POWER:  8,027,156

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,027,156

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.0%

14       TYPE OF REPORTING PERSON:  IN

         This Amendment No. 2 to the Schedules 13D dated December 27, 1995, filed by Hugh O. Maclellan, Jr., Kathrina H. Maclellan, The Maclellan Foundation, Inc. and the R. J. Maclellan Trust for The Maclellan Foundation, Inc. (collectively, the "Principals") and certain other persons shown in such Schedule, is being filed as a result of certain agreements to which the Reporting Persons are a party in connection with (a) the acquisition of The Revere Corporation ("Revere") by Provident Companies, Inc. ("Provident" or the "Issuer"), pursuant to an Agreement and Plan of Merger dated as of April 29, 1996, by and among Provident, Patriot Acquisition Corporation and Revere (the "Merger Agreement") and (b) the purchase by Zurich Insurance Company ("Zurich") of shares of common stock under the Zurich Letter dated April 27, 1996.


         Item 4.  Purpose of the Transaction.

         ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS
         FOLLOWS:

         On MARCH 27, 1997 the "CLOSING DATE", shares of Provident common stock were issued pursuant to the "Merger" and under the "Zurich Purchase Agreement" as described below. For the issuance of additional shares of common stock, the authorized shares were increased from 65,000,000 to 150,000,000 under Provident's Amended and Restated Certificate of Incorporation approved on this date.

The Merger and the various Agreements related to the Merger and the Zurich Purchase have been previously filed with the Securities and Exchange Commission and therefore are not included with this filing. Complete copies will be forwarded upon request.

         MERGER: Pursuant to the Amended and Restated Agreement and Plan of Merger by and among Provident and Revere dated April 29, 1996, Provident acquired Revere, a provider of life and disability insurance products, through the merger of Patriot Acquisition Company, a wholly owned subsidiary of Provident, with and into Revere. At the Closing Date, the public shareholders of Revere can elect to receive $26.00 in cash per share; .767 shares of Provident $1 par value common stock per share; or a combination of $20.00 cash and .177 shares of Provident $1 par value common stock. For federal income tax purposes, the receipt of shares and/or cash is a taxable event.

         ZURICH PURCHASE AGREEMENT: On the Closing Date, 9,523,810 shares of $1 par value common stock were issued to Zurich Insurance Company ("Zurich") in exchange of around $300,000,000. The net proceeds from the Zurich purchase are to be used by Provident to fund a portion of the cash payments required under the Merger.

         OTHER AGREEMENTS: Certain members of the Maclellan family, as well as certain of their trusts and foundations (collectively, the "Family Stockholders"), have signed various agreements with regard to their holdings of Provident stock. These agreements are as follows:

(1)      Voting Agreement and Amended and Restated Voting Agreement

         The Voting Agreement dated as of April 29, 1996 and the Amended and Restated Voting Agreement dated as of November 5, 1996 among Textron, Inc, a Delaware corporation ("Textron"), Revere and the Family Stockholders of Provident was necessary to induce Provident to enter into the Merger by Stockholders agreeing to vote in favor of approval of issuance of shares of Provident under the terms of the Merger and the Charter Amendment required to increase the outstanding shares of Provident.

         Reporting Persons voted their individually held and beneficially held shares in favor of the issuance of shares under the Merger and the Charter Amendment.

(2) Family Stockholder Agreement and Amended and Restated Family Stockholder Agreement

         The Family Stockholder Agreement dated May 31, 1996 and the Amended and Restated Family Stockholder Agreement dated November 27, 1996 was entered into by the Family Stockholders giving Zurich a "right of first offer" with respect to the transfer of Provident shares owned by the Family Stockholders. The execution of this agreement was one of the conditions to Zurich's making its equity investment in Provident.

         Certain of the Maclellan Family Stockholders agreed that prior to making any sale or transfer of Provident common stock, the Stockholders shall give Zurich notice of Zurich rights to purchase such shares. This condition continues until the earlier of (i) such time as Zurich owns less than 5% of Provident's stock or (ii) March 27, 2004.

(3)      Registration Rights Agreement

         The Registration Rights Agreement dated as of May 31, 1996 was entered into by the Family Stockholders and Provident to demand that Provident register for sale under applicable federal and state securities laws all or a portion of the Provident shares owned by such Family Stockholder and to participate in other such registered offerings. These rights are in addition to any other rights a Family Stockholder may have to dispose of Provident shares, but do not override the right of first offer that Zurich will have under the Family Stockholder Agreement.

(4)      Family Stockholder Supplementary Agreement

         The Family Stockholder Supplementary Agreement dated April 21, 1997 entered into by the Family Stockholders is an agreement among the Family Stockholders and is designed to allow Family Stockholders to receive notice with respect to any sales to Zurich.

         Each Stockholder agrees that if an unsolicited purchase offer is received seeking to acquire more than $250,000 of Provident common stock, such Stockholder shall use reasonable efforts to promptly notify all other Stockholders of the offer, Stockholders intent to accept such offer and other Stockholders right to participate in such sale.

(5)      Lock-Up Agreement

         Underwriting Agreement with Textron, Inc. and Provident providing for the public offering by several Underwriters, including Morgan Stanley and Salomon Brothers.

         To induce the Underwriters to continue their efforts in connection with the Public Offering, the Stockholders agreed that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, Stockholders will not, prior to August 4, 1997, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Provident common stock or any securities convertible into or exercisable or exchangeable for Provident common stock, or (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such shares of Provident common stock.

         However, Stockholders may dispose of any shares of Provident common stock or convertible securities pursuant to (i) a bona fide gift between or among family members or the estate of the Family Stockholder and (ii) any transfer to any organization, which transfer qualifies for the federal income tax charitable deduction at the time of such transfer.

         Other than as described above, no Reporting Person currently has any plans or proposals that relate to or would result in:

                 (a) the acquisition by any person of additional securities of Provident Companies or the disposition of securities of Provident Companies;

                 (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Provident Companies or any of its subsidiaries;

                 (c) a sale or transfer of a material amount of the assets of Provident Companies or any of its subsidiaries;

                 (d) any change in the present Board of Directors or management of Provident Companies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                 (e) any material change in the present capitalization or dividend policy of Provident Companies;

                 (f) any other material change in Provident Companies' business or corporation structure;

                 (g) changes in Provident Companies' charter, by-laws of instruments corresponding thereto or any other actions which may impede the acquisition of control of Provident Companies by any person;

                 (h) causing a class of securities of Provident Companies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) a class of equity securities of Provident Companies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1993; or

                 (j)  any action similar to any of those enumerated above.

         Item 5.  Interest in Securities of the Issuer.

         ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS
         FOLLOWS:

         (a) Reference is made to the cover page in respect of each Reporting Person.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Hugh O. Maclellan, Jr. does not include 42,564 shares of common stock voted solely by his spouse, Nancy B. Maclellan, of which beneficial interest is disclaimed.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Dudley Porter, Jr. does not include 20,926 shares of common stock voted solely by his spouse, Mary M. Porter, of which beneficial interest is disclaimed.

         The combined shareholdings of the Reporting Persons plus Charlotte M. Heffner, a trustee of the Maclellan Foundation, aggregate 35% of the stock after eliminating shareholdings duplicated.

Each Reporting Person hereby disclaims any assertion or presumption that it and any other persons constitute a "group" as such term is used in Section 13(d) of the 1934 Act and the Rules and Regulations of the Commission thereunder. The filing of this Schedule 13D shall not be construed to be an admission that any Reporting Person is a member of a group, however, if any of the Reporting Persons are deemed to be members of a "group" with other Reporting Persons for purposes of Section 13(d), the
Schedule 13Ds filed by each such Reporting Person should be read together as a group Schedule 13D filing.

         (b) Reference is made to the cover page in respect of each Reporting Person.

         Certain of the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock with persons other than Reporting Persons, as follows:

                 (1) Hugh O. Maclellan, Jr. shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lee S. Anderson, Lawrence B. Austin, III, Richard
         D. Crotteau, Theodore G. DeMoss, T. Cartter Frierson, Henry A. Henegar, Hugh D. Huffaker, Jr. Ralph S. Paden, Gerry U. Stephens, John C. Stophel, Thomas H. McCallie, III, and U. S. Trust Company of Florida.

                 (2) Kathrina H. Maclellan shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lawrence B. Austin, III, Richard D. Crotteau, Theodore G. DeMoss, T. Cartter Frierson, Richard L. Heffner, Hugh D. Huffaker, Jr., Ralph S. Paden and Gerry U. Stephens.

                 (3) Robert H. Maclellan shares such powers with the SunTrust Bank Chattanooga, N.A. who is not a Reporting Person.

                 (4) Frank A. Brock shares such power with the following persons who are not Reporting Persons: Lee S. Anderson, Henry A. Henegar and John C. Stophel.

                 (5) Dudley Porter, Jr. shares such powers with the SunTrust Bank Chattanooga, N.A. who is not a Reporting Person.

         Information required by Item 2 is provided below with respect to those persons who share with the Reporting Persons the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock.

                  SunTrust Bank Chattanooga, N.A.. SunTrust Bank Chattanooga, N.A. is a national banking association located in the SunTrust Bank Building, 736 Market Street, Chattanooga, Tennessee 37402. SunTrust Bank Chattanooga, N.A. is a wholly-owned subsidiary of SunTrust Banks, Inc., a bank holding company headquartered in Atlanta, Georgia.

                  Lee S. Anderson. Lee S. Anderson is the Managing Editor of The Chattanooga News-Free Press. His business address is 400 E. 11th Street, Chattanooga, Tennessee 37402.

                  Lawrence B. Austin, III. Lawrence B. Austin is a real estate builder and developer. His business address is Austin Building Corporation, 243 Signal Mountain Road, Chattanooga, Tennessee 37405.

                  Richard D. Crotteau. Richard D. Crotteau is an attorney. His business address is Miller & Martin, 10th Floor, Volunteer Building, Chattanooga, Tennessee 37402.

                  Theodore G. DeMoss. Theodore G. DeMoss is retired. His residence address is 822 Mt. Belvoir Drive, East Ridge, Tennessee 37412.

                  T. Cartter Frierson. T. Cartter Frierson is a management consultant. His business address is T. Cartter Frierson and Company, 633 Chestnut Street, Suite 850, Chattanooga, Tennessee 37450.

                  Richard L. Heffner. Richard L. Heffner is a business consultant. His business address is Heffner and Company, 235 Peachtree Street, N.E., Suite 1618, Atlanta, Georgia 30303.

                  Henry A. Henegar. Henry A. Henegar is executive director of the Chattanooga Bible Institute. His business address is Chattanooga Bible Institute, 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

                  Hugh D. Huffaker, Jr. Hugh D. Huffaker, Jr. is a realtor. His business address is Huffaker & Associates, Inc., 735 Broad Street, Chattanooga, Tennessee 37402.

                  Ralph S. Paden. Ralph S. Paden is retired. His residence address is 222 West Brow Oval, Lookout Mountain, Tennessee 37350.

                  Gerry U. Stephens. Gerry U. Stephens is retired. His residence address is 1516 Lyndhurst Drive, Chattanooga, Tennessee 37405.

                  John C. Stophel. John C. Stophel is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

                  Thomas H. McCallie, III. Thomas H. McCallie, III is secretary and executive director of The Maclellan Foundation, Inc. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.





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


         During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of the above persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each of the above persons who is a natural person is a citizen of the United States of America.

         (c)  Reference is made to Item 3.

         (d)  Not applicable


         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Hugh O. Maclellan, Jr. holds a revocable proxy to vote the shares of Provident Companies common stock held by The Maclellan Foundation, Inc. Accordingly, shares owned by The Maclellan Foundation, Inc. have been included among those for which Hugh O. Maclellan, Jr. has voting power, but have not been included as shares for which Kathrina H. Maclellan, Robert H. Maclellan, Frank A. Brock, G. Richard Hostetter or Ronald W. Blue have voting power.





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                               S I G N A T U R E



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 29, 1997

                                           /s/ Barton C. Burns
                                           -------------------------------
                                           Barton C. Burns, authorized
                                           representative of the persons
                                           filing the foregoing
                                           statement.





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